Exhibit 21

Subsidiaries of the Registrant

We own the following wholly-owned subsidiaries:

Name	State or Country of Incorporation
Starlims Corporation	Florida
Starlims Canada	Quebec, Canada
Starlims Asia Pacific	Hong Kong
Starlims Europe	United Kingdom
L.I.M.S. Holdings 2000 Ltd.	Israel
L.I.M.S. Management Systems (1993) Ltd.	Israel